As filed with the Securities and Exchange Commission on June 4, 2007

Registration No. 333-100779

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

MERCK SERONO S.A. (f/k/a SERONO S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SWITZERLAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York ADR Division One Wall Street, 29th Floor New York, New York 10286 (212) 495-1784	Fereydoun Firouz EMD Serono, Inc. One Technology Place Rockland, MA (800) 283-8088

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-12194).

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Paragraphs (15) and (16)

securities

(iii)  The collection and distribution of dividends

Paragraphs (12), (14) and (15)

(iv)  The transmission of notices, reports and proxy

Paragraphs (11), (15) and (16)

soliciting material

(v)  The sale or exercise of rights

Paragraph (13)

(vi)  The deposit or sale of securities resulting from

Paragraphs (12) and (17)

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Paragraphs (20) and (21)

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Paragraph (11)

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Paragraphs (2), (3), (4), (5) (6) and

withdraw the underlying securities

(8)

(x)  Limitation upon the liability of the depositary

Paragraphs (13) and (18)

3.  Fees and Charges

Paragraph (7)

Item – 2.

Available Information

Public reports furnished by issuer

Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 26, 2000, among Serono S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, June 4, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for bearer shares, par value CHF 25 each, of Merck Serono S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name:  David S. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Merck Serono S.A. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Geneva, Switzerland on June 4, 2007.

MERCK SERONO S.A.

By:  /s/ Francois Naef
Name:  Francois Naef
Title:    Secretary to the Board and Chief

             Administrative Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on June 4, 2007.

Name:

Title:

/s/ Elmar Schnee

Chief Executive Officer and a Director

Name:  Elmar Schnee

(Principal Executive Officer)

/s/ Olaf Klinger

Chief Financial Officer

Name:  Olaf Klinger

(Principal Financial and Accounting Officer)

/s/ Michael Becker

Chairman of the Board

Name:  Michael Becker

/s/ Axel von Wietersheim

Director

Name:  Axel von Wietersheim

/s/ Carlo Lombardini

Director

Name:  Carlo Lombardini

/s/ Philippe Tischhauser

Director

Name:  Philippe Tischhauser

/s/ Joseph Dubacher

Director

Name:  Joseph Dubacher

/s/ Peter Bohnenblust

Director

Name:  Peter Bohnenblust

/s/ Fereydoun Firouz

Authorized Representative in the United States

Name:  Fereydoun Firouz

Authorized Signatory

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

     1

Form of Deposit Agreement dated as of July 26, 2000,

among Serono S.A., The Bank of New York as Depositary,

and all Owners and Beneficial Owners from time to

time of American Depositary Receipts issued thereunder.

5

Certification under Rule 466.